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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2002

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED.
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /X/    Form 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /     No /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.

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The following item is being submitted herewith as Exhibit 1:

1. Press Release, dated March 21, 2002, of the Registrant regarding fourth-quarter and year-end 2001 financial results.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                I.I.S. INTELLIGENT INFORMATION
                                         SYSTEMS LIMITED

Date: March 25, 2002            By:     /s/ David Warburg
                                   ---------------------------------------------
                                   David Warburg
                                   Attorney-in-Fact for
                                   Robi Hartman, Chief Executive Officer

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                                                                       EXHIBIT 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS REPORTS FOURTH QUARTER AND YEAR-END 2001 FINANCIAL RESULTS

RAMAT GAN, Israel, March 21 /PRNewswire-FirstCall/ -- I.I.S. Intelligent Information Systems Ltd., (Nasdaq: IISL - NEWS) today announced financial results for the fourth quarter and full year 2001.

Revenue for the fourth quarter was US$87,000. The loss for the quarter was US$1,890,000 or (US$0.19) per share. For the year ended December 31, 2001, revenues were US$334,000, and the loss for the year was US$3,481,000 or (US$0.37) per share.

These results reflect the Company's continued recognition on the equity method of losses of StoreAge Networking Technologies Ltd. ("StoreAge"), amounting to $877,000 this year. StoreAge is a 39%-held affiliate (formerly a subsidiary) of IIS. Investments in StoreAge through 2001 included the provision of financial support during its developmental stage, as well as the establishment of a US marketing and sales operation. The recorded losses also reflect the Company's investment internally in storage over IP software development - still in its nascent stages - through its dedicated R&D team.

About 42.8% of the losses for the year (US$1,491,000) reflect financial expenses (a non-cash-expense), related to a negotiated conversion by certain holders, of $2,427,000 of the Company's convertible secured debentures, accompanied by the cancellation of the warrants issued to such investors, into 1,797,464 ordinary shares.

With the completion of this transaction in the fourth quarter, IIS meets the shareholders' equity criteria for maintaining continued listing on the NASDAQ Small Cap Market.

StoreAge continues to capitalize on its recognized storage virtualization leadership. During the year, the company's flagship product, the SVM(TM) Storage Virtualization Manager was installed in many enterprise environments with extremely high levels of customer satisfaction. Going forward, StoreAge plans to leverage its initial success through a combination of intensive OEM activity and a channel program, in the US and selected areas worldwide.

StoreAge Networking Technologies (www.store-age.com) is a leading developer and provider of innovative storage management solutions in a heterogeneous Storage Area Network (SAN) enterprise environment. StoreAge is dedicated to providing cost effective hardware and software products that meet the scalability, performance and data availability requirements of the enterprise. StoreAge products enable enterprises to effectively manage the dramatic growth in storage capacity while significantly decreasing the total cost of ownership of their storage systems. StoreAge has developed an innovative asymmetric (off the data path) storage virtualization technology. Its SVM(TM) (Storage Virtualization Manager) serves as the key building block for creating highly effective SAN management solutions. The SVM provides for

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the virtualization of the entire SAN space enabling enterprises utilizing SAN architecture to efficiently manage and allocate their storage resources. It provides a central point of storage management for highly scalable SANs, maintaining the full fabric data transfer bandwidth. The SVM enables an easy migration from traditional SANs to fully virtualized environment with the resulting TCO benefits. The SVM platform supports a variety of Storage Applications which further enhance the effectiveness of the solution and are key enablers for meeting such user needs as zero-time, server free and LAN free backup, implementation of disaster recovery strategies and the like.

During 2001, StoreAge signed a multi-year OEM agreement for its virtualization products with one of the world's leading suppliers of computing equipment and services. This agreement is expected to yield a noticeable increase in revenues in the coming year. StoreAge has also signed several other OEM agreements, and is involved in many large deals through its network of channel partners worldwide.

By the end of the fourth quarter, StoreAge had intensified its US operations and upgraded its US sales activity, building a strong sales team headed by President Mark Spowart. The company also strengthened its marketing activities, participated in several major industry events, including trade shows and technical forums and became a recognized member of several trade organizations. In addition, StoreAge has expanded its sales activity in Europe and began to explore opportunities in the Far East.

"StoreAge envisioned the arrival of real large scale SANs and its architecture is proven to be the only virtualization platform that enables management of such high end implementations" said Robi Hartman, Chairman and CEO of IIS. "The market adoption of large SANs grows rapidly although it is slower than initially expected. We realize that StoreAge's management architecture gains credit as SANs mature to become large enterprises' de-facto infrastructure for data storage. We believe in StoreAge's technology architecture and in its ability to deliver real solutions to the market. I personally stand behind these statements by having purchased no less than 539,700 of IIS' ordinary shares in the open market during the last 12 months." Mr. Hartman concluded.

The dedicated R&D group within IIS continues to develop storage networking applications for the enterprise market with a focus on Internet SCSI ("iSCSI") technology. The group has developed unique expertise in iSCSI, a promising storage networking protocol currently emerging as a leading communication protocol for the future for middle and low-end SANs. IIS' iSWAT(TM) and iTarget(TM) products were tested for interoperability in three recent Plug Fest events as well as in several private initiatives.

About IIS

I.I.S. Intelligent Information Systems Ltd. (IIS) is focused on R&D investments and operations within the technology sector of Storage Networking. The Company develops and markets iSWAT(TM) (http://www.swattest.com), an innovative line of software applications for iSCSI protocol analysis, error injection and iSCSI conformance; and iTarget(TM) iSCSI technology

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architecture and implementation solutions. The Company also owns a 39% interest in StoreAge Networking Technologies, Ltd (http://www.store-age.com), a leader in Storage Virtualization technology. The Company seeks to increase its cooperation with OEM partners and storage device vendors to deliver advanced I storage solutions to the enterprise market.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.

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                     IIS Intelligent Information Systems Ltd

                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                  December 31,
                                                 2001       2000
ASSETS

    CURRENT ASSETS:
    Cash and Cash Equivalents                $  1,556   $  3,077
    Restricted Cash                                --        600
    Trade Receivables                              13         43
    Other Accounts Receivable                     130        124

    Total Current Assets                        1,699      3,844

    INVESTMENT IN AFFILIATE                     1,250      2,127

    PROPERTY, PLANT AND EQUIPMENT, NET             88         63

    OTHER ASSETS                                  186        283

    TOTAL ASSETS                             $  3,223   $  6,317

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short Term Bank Debt                     $     10   $     10
    Trade Payables                                119        177
    Other Accounts Payable                        546      1,403

    Total Current Liabilities                     675      1,590

    LONG TERM LIABILITIES:
    Banks                                           1         11
    Convertible Loan                               --      2,828
    Accrued Severance Pay, net                     12          6

    Total Long Term Liabilities                    13      2,845

    SHAREHOLDERS' EQUITY:
    Share Capital                                  55         54
    Additional Paid in Capital                 41,419     37,436
    Receivables on account of shares               --        (17)
    Deferred Compensation                         (89)      (222)
    Accumulated Deficit                       (38,850)   (35,369)

     TOTAL SHAREHOLDERS' EQUITY                 2,535      1,882

                                             $  3,223   $  6,317

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                     IIS Intelligent Information Systems Ltd

                 SUMMARY OF CONSOLIDATED STATEMENT OF OPERATION
                     (In thousands except per share amounts)

                                  Three months ended       Year ended
                                     December 31,          December 31,
                                   2001       2000       2001        2000
Revenues

Sales to related party          $    71     $   --    $   251     $    --
Sales                                16         96         83          96

                                     87         96        334          96
Cost of revenues

Sales to related party               40         --        155          --
Sales                                --         27         28          27

                                     40         27        183          27

Gross profit                         47         69        151          69

Operating expenses
Research & Development, net         129        238        479         925

Selling & Marketing Expenses          9        219         21         639

General & Administrative
 Expenses                           212        257        791         899

Amortization of other assets         25         --         97          --

Non recurring income               (180)        --       (180)         --

Total operating expenses            375        714      1,208       2,463

Operating Loss                     (148)      (645)    (1,057)     (2,394)

Financial expenses

Financial income (expenses),
 net from operations                 16         46        (56)        277

Financial expenses from
 conversion of convertible
 debentures                      (1,491)        --     (1,491)         --

Total financial income
 (expenses), net                 (1,475)        46     (1,547)        277

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
                                  Three months ended       Year ended
                                     December 31,          December 31,
                                   2001       2000       2001        2000
Other expenses                       --        (32)        --         (12)

Minority interest in loss            --        231         --         740

Equity losses in investee          (267)        --       (877)         --

Net loss                        $(1,890)    $ (400)   $(3,481)    $(1,389)

Loss per share                  $ (0.19)    $(0.04)   $ (0.37)    $ (0.16)

Weighted AVG. No of shares
 outstanding                     10,073      8,924      9,409       8,901